CONFIDENTIAL TREATMENT REQUESTED BY SYNCHRONOSS TECHNOLOGIES, INC. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR AND OVERNIGHT COURIER

December 18, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins

Re:	Synchronoss Technologies, Inc.
Forms 10-K and 10-K/A for the year ended December 31, 2017
Filed July 2, 2018 and July 9, 2018, respectively
Form 8-K furnished November 7, 2018
File No. 000-52049

Dear Ms. Collins:

Synchronoss Technologies, Inc. (the “Company” “we,” “us,” or “our”) is providing this letter in response to the December 4, 2018 comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by us relating to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2017 and Form 8-K for the period ended September 30, 2018. For your convenience, the Staff’s comment is repeated below in italicized print. Our response is provided below the comment. The response is based solely on the inquiry that we have conducted and materials we have reviewed as of December 18, 2018 in response to the Staff’s comments.

Form 10-K/A for fiscal year ended December 31, 2017
Note 3. Summary of Significant Accounting Policies Segment and Geographic Information, page 130

1.
We note your response to prior comment 1. The guidance in ASC 280-10-50-42 requires disclosure of the fact that you have a customer, or customers that generate 10% of more of total revenues, as well as the total amount of revenue from each such customer(s) in the financial statement footnotes. We also refer to your response letter dated October 24, 2014 where you indicated that in the event the percentage of revenues generated from your customers substantially change with respect to each other; you will disclose the specific percentage of revenue from customer individually. Please tell us how you considered the guidance in ASC 280 and the representations in your prior response or revise to disclose the percentage of revenue generated from Verizon. In your response, tell us the amount of revenue generated from Verizon.

Response to Comment 1:
The Company understands that the guidance in ASC 280-10-50-42 is intended to ensure that public entities disclose their reliance on major customers. Considering the guidance in ASC 280-10-50-42, the Company disclosed in both the Company’s Form 10-K/A for the year ended December 31, 2017 and also in its recently filed Form 10-Q for the quarter ended September 30, 2018 that a customer accounted for more than 10% of its revenue for both the year ended December 31, 2017 and the quarter ended September 30, 2018. Moreover, although ASC 280-10-50-42 provides that the identity of a major customer need not be disclosed, the Company identified the major customer as Verizon. During the quarter ended September 30, 2018 Verizon accounted for approximately * of the Company’s revenues and anticipates that Verizon will account for approximately the same percentage for the full year ended December 31, 2018.The Company also stated in each of its Form 10-Q for the quarter ended September 30, 2017 (and prior quarters) and Form 10-K/A for the year ended December 31, 2017 that the “loss of Verizon as a customer

*** Confidential material redacted
CONFIDENTIAL TREATMENT REQUESTED BY SYNCHRONOSS TECHNOLOGIES, INC.

would have a material negative impact on our company.” The Company believes that such disclosure adequately informs investors as to the Company’s revenue concentration risks. Furthermore, the Company believes that disclosing the specific amount of revenue generated from Verizon (which could be easily calculated if the Company were to disclose the actual percentage of revenues generated from Verizon) would be harmful to Verizon and hence would jeopardize the Company’s relationship with Verizon, to the detriment of the Company’s stockholders.

Form 8-K furnished November 7, 2018
General

2.
Please revise the bullet point highlights to also present the corresponding GAAP measure related to Adjusted EBITDA and Normalized Adjusted EBITDA with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response to Comment 2:
The Company acknowledges the Staff's comment and confirms that in future earnings Press Releases filed as Form 8-K’s that reference Adjusted and Normalized Adjusted EBITDA, the Company will present the corresponding GAAP measure related to Adjusted EBITDA and Normalized Adjusted EBITDA with equal or greater prominence.

Form 8-K furnished November 7, 2018
General

3.
Please revise to reconcile adjusted EBITDA to net income (loss) rather than income (loss) from operations, which would not be considered the most directly comparable GAAP financial measure. Refer to Question 103.02 of the Non-GAAP Compliance and Disclosure Interpretations.

Response to Comment 3:
The Company acknowledges the Staff's comment and confirms that in future earnings Press Releases filed as Form 8-K’s that reference EBITDA to net income (loss), the Company will reconcile adjusted EBITDA to net income (loss) rather than income (loss) from operations.

* * * *

Please do not hesitate to contact me at (908) 547-1198 if you have any questions or would like additional information regarding this matter.

Very truly yours,
/s/ David Clark
David Clark
Chief Financial Officer

*** Confidential material redacted
CONFIDENTIAL TREATMENT REQUESTED BY SYNCHRONOSS TECHNOLOGIES, INC.